[Tennessee Commerce Bancorp, Inc. Letterhead]

August 25, 2008

Via EDGAR

Christian N. Windsor
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:          Tennessee Commerce Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Definitive Proxy Statement on Schedule 14A filed April 29, 2008

File No. 000-51281

Dear Mr. Windsor:

Set forth below are the responses of Tennessee Commerce Bancorp, Inc. to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission, dated August 11, 2008, with respect to the above-referenced filing.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Estimates

1.             In future filings please include a separate description of each critical accounting estimate or assumption, involving a high level of subjectivity and judgment, which underlie each of the Company’s critical accounting measurements, such as for determining the adequacy of the allowance for loan losses, the valuation of the investment portfolio, the interest-only strips receivable and the servicing assets. The disclosure should address the following:

•      Describe the methodology underlying each critical accounting estimate.

•      Identify where and how each critical accounting estimate affects the company’s reported financial results, financial condition and changes in financial condition, and when material, identify the affected line items.

•      Discuss, if applicable, why you could have chosen in the current period alternate estimates that would have had a materially different impact on your financial presentation.

•      Discuss, if applicable, why the accounting estimate may change in future periods and describe the impact on your financial statements.

Response: In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will provide a separate description of each critical accounting estimate or assumption involving a high level of subjectivity and judgment which underlies each of our critical accounting measurements. We will also describe the methodology underlying each critical accounting estimate and identify where and how each critical accounting estimate affects our reported financial results, financial condition and changes in financial condition. Lastly, we will discuss why we could have chosen alternate estimates that would have had a materially different impact on our financial presentation and why these accounting estimates may change in future periods.

Executive Compensation

2.             Your executive compensation disclosure only includes your principle executive officer, principal accounting officer and two other officers. Item 402(a)(3)(iii) of Regulation S-K requires information of the three highest compensated executive officers in additional to the principle executive and accounting officers. Executive officer is defined broadly by the rules to mean any employee with policymaking authority. Please revise your disclosure in future filings to include all the required executive officers or advise the staff how you concluded that you only had four executives.

Response: For the year ended December 31, 2007, we determined that only four of our officers, including our Chief Executive Officer and Chief Financial Officer, had policymaking authority and, therefore, we only included executive compensation disclosure with respect to these four executive officers.

Item 13.  Certain Relationships and Related Transactions

Certain Relationships and Related Transactions, page 28 of Definitive Proxy Statement on Schedule 14A

3.             In future filings please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In particular, please clarify that the loans were on the same terms, including interest rates and collateral, as those available to other persons not related to the lender. Also, avoid qualifying the representations by including terms like “in the opinion of management.”

Response: In response to the Staff’s comment, in future filings, beginning with our Definitive Proxy Statement on Schedule 14A in connection with our annual meeting of shareholders to be held in 2009, we will provide the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K. In addition, we will clarify if any loans were on the same terms as those available to other persons not related to us and we will delete the qualifications noted.

Financial Statements for the three-year period ended December 31, 2007

Note 1. Summary of Significant Accounting Policies, page F- 11

Interest-Only Strips Receivable, page F-13

4.             Please tell us and revise this footnote in future filings to provide the following information:

•      Provide the disclosure required by paragraph 17.h and 17.i of SFAS 140 regarding accounting policies related to the initial measurement and subsequent valuation of interests that continue to be held by the transferor, such as interest-only strips.

Response: When our subsidiary bank sells loans to others, it may hold interest-only strips, which are interests in the securitized receivable that continue to be held by the bank as transferor. The bank may also obtain servicing assets or assume servicing liabilities that are initially measured at fair value. Any gain or loss on the sale of securitized receivables depends in part on both (a) the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the interests that continue to be held by the bank as transferor based on the relative fair value of the assets at the date of transfer, and (b) the proceeds received. To determine the fair value of these assets and liabilities, we use quoted market prices if they are available. In general, however, quoted market prices are not available for interests that continue to be held by the bank as transferor, so we estimate fair value based on the future expected cash flows using management’s best estimates of the key assumptions – credit losses and discount rates commensurate with the risks involved.

In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will provide the disclosure required by paragraphs 17.h and 17.i of SFAS 140 regarding accounting policies related to the initial measurement and subsequent valuation of interests that we continue to hold as the transferor.

•      State the fair value of the IO strips for each of the three years and the line item in which they are recorded on the consolidated balance sheets.

Response: The fair value of our interest-only strips was as follows:

	Year Ended December 31,
	2007	2006	2005
Fair value of interest-only strips	$3,354,059	$1,856,938	$753,084

The fair value of the interest-only strips was included in “Other assets” in our consolidated balance sheets.

In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will provide additional disclosure related to the fair value of the interest-only strips.

Note 3, Loans, page F-17

5.             We refer to the proceeds from loans transferred with recourse totaling $86.2 million during the three-year period ended December 31, 2007. Please tell us and disclose in future filings the maximum extent of your recourse obligations on loans transferred and provide the information regarding recourse obligations required by paragraph 11.b of SFAS 140.

Response: The maximum extent of our recourse obligations on loans transferred during each year of the three-year period ended December 31, 2007 was 10% of the amount transferred, adjusted for any early payoffs or terminations. Based on our subsidiary bank’s payment history on loans of the type transferred, we estimated that the recourse obligations at December 31, 2007 were not material.

In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will provide the maximum extent of our recourse obligations on loans transferred and the information regarding recourse obligations required by paragraph 11.b of SFAS 140.

6.             We refer to Note 1 on page F-13 that states the Company records servicing assets at fair value for loans serviced totaling $189 million for the three-year period ended December 31, 2007. Please tell us and in future filings provide the following information:

•      State the total amount of servicing assets capitalized for each year and in what balance sheet line item they are included.

Response: The total amount of servicing assets capitalized for each year was as follows:

	Year Ended December 31,
	2007	2006	2005
Capitalized servicing assets	$209,564	$128,342	$64,486

The total amount of servicing assets capitalized for each year was included in “Other assets” in our consolidated balance sheets.

In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will provide additional disclosure related to the total amount of servicing assets capitalized for each year.

•      Disclose and quantify how the Company implemented the adoption of SFAS 156 effective for fiscal years beginning after September 15, 2006.

Response: We initially measure all separately recognized servicing assets and servicing liabilities at fair value. We subsequently measure such assets and liabilities using either the amortization method, where we amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss, or the fair value method, where we measure servicing assets or servicing liabilities at fair value at each reporting date. We report fair value changes in our earnings during the period in which they occur. Because of the nature of our servicing assets, quoted market prices may not be available, prohibiting us from using the fair value method. Therefore, if no quoted market prices are available, we use the amortization method. We assess servicing assets or servicing liabilities for impairment or increased obligation based on the fair value at each reporting date. As a result of the adoption of SFAS 156, we did not have a material change in the valuation of our servicing assets or servicing liabilities for the year ended December 31, 2007.

In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will disclose and quantify how we implemented the adoption of SFAS 156.

•      Provide the disclosure required by paragraph 4.h of SFAS 156 including but not limited to the following:

•      A description of the valuation techniques or other methods used to estimate the fair value of servicing assets and liabilities,

•      The quantitative and qualitative information about the assumptions used in the valuation method.

Response: We value our servicing assets by allocating the carrying value of the financial asset between the assets sold and the retained interests, if any, based on their relative fair values at the date of transfer. After considering costs to service, we generally value the servicing assets at approximately 0.20% of the assets’ fair value. Although quantitative and qualitative information about the assumptions used to estimate fair value is encouraged pursuant to SFAS 156 paragraph 4.h.f.2., we believe that such information is not material to a presentation of our financial results.

In response to the Staff’s comment, in future Form 10-K filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will provide the disclosure required by paragraph 4.h of SFAS 156.

•      Refer to the revised disclosure requirements of paragraph 17.e through 17.i of SFAS 140.

Response: Because the total amount of our servicing assets as described above is not material, we believe that additional disclosure related thereto would draw unnecessary attention to an insignificant asset and would not improve the quality of the presentation of our financial results.

7.             Provide a tabular presentation summarizing the yearly changes in the mortgage servicing assets for the three-year period, including the effects on servicing assets related to purchases, servicing from securitizations or asset transfers, changes due to payments on loans and changes in fair value due to changes in valuation model inputs or assumptions.

Response:

Our mortgage servicing assets were as follows:

	Year Ended December 31,
	2007	2006	2005
Mortgage servicing assets	$—	$—	$—

8.             In future filings, please separately disclose the total of net tax liabilities and net tax assets. Refer to paragraph 43.a and 43.b of SFAS 109.

Response: In response to the Staff’s comment, in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will separately disclose the total of net tax liabilities and net tax assets.

9.             Tell us and in future filings discuss in the footnote the origin and nature of the deferred tax liability for “SFAS 140 income adjustments” of $1.48 million in 2007 and the reasons for the increase of $684,000 or 86% as compared to $792,000.

Response: The deferred tax liability itemized under Note 8 as “SFAS 140 income adjustments” originated from the transfers of both loans and leases in accordance with SFAS 140. Approximately 83% of the increase in this deferred tax liability for the year ended December 31, 2007 compared to the year ended December 31, 2006 was related to the transfers of leases. For more information, please refer to the discussion under “Tax Leases” in Note 1 on page F-12.

In response to the Staff’s comment, in future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2008, we will discuss the origin and nature of the deferred tax liability for “SFAS 140 income adjustments” and the reasons for any material changes therein from the prior year.

Signatures

10.           The Form 10-K must be signed by the registrant, Chief Financial Officer, Chief Executive Officer, either the Principal Accounting Officer or the Controller, and a majority of board of directors. Please amend your filing to include the signatures of the Chief Financial Officer, Chief Executive Officer and either the Principal Accounting Officer or the Controller as required by General Instruction D(2)(a) of Form 10-K.

Response: Mr. Cox’s title of Acting Chief Financial Officer (principal financial officer and principal accounting officer) was inadvertently omitted from his signature block on the signature page of the original filing, although he did sign the Form 10-K and the requisite certifications. We hereby undertake to file, as soon as practicable, an Amendment No. 1 to our Annual Report on Form 10-K/A for the year ended December 31, 2007 to include all appropriate titles of signatories required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the period ended March 31, 2008

Note 7, Fair Value Measurement, page 11

11.           We note the Company states that it has no securities classified within Level 3. Please tell us how you considered the categorization of mortgage servicing rights and interest-only strips within the valuation hierarchy considering these financial assets appear to be Level 3 instruments that are fair valued using internal models with significant unobservable market parameters.

Response: Servicing assets and interest-only strips should have been included as Level 3 instruments whose fair value was determined using internal models with significant unobservable market parameters. This information was inadvertently omitted from Note 7. In addition, recourse obligations related to sales of loans should have also been included as Level 3 instruments.

In response to the Staff’s comment, in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2008, we will discuss those items that should be included as Level 3 instruments.

12.           Please tell us why you have not provided the disclosure required by paragraph 33 of SFAS 157 regarding assets and liabilities measured at fair value on a nonrecurring basis in periods subsequent to initial recognition, considering impaired assets and long-lived assets held and used would normally be included within this category. Refer to examples in paragraph A36 of Exhibit A of SFAS 157.

Response: We had repossessed assets of approximately $10,567,000 and other real estate of approximately $690,000 carried at fair value as of March 31, 2008. This information was inadvertently omitted. Assets and liabilities measured at fair value on a nonrecurring basis in periods subsequent to initial recognition should have been included as assets whose fair value was determined using internal models with significant unobservable market parameters.

We do not believe the omitted information to be material to the presentation of our financial condition or results of operations for the quarter ended March 31, 2008. In response to the Staff’s comment, in future filings, beginning with our Quarterly Report on
Form 10-Q for the period ending September 30, 2008, we will provide the disclosure required by paragraph 33 of SFAS 157.

13.          Please tell us why you have not disclosed how you implemented SFAS 159 which is effective as of the beginning of the first fiscal year that begins after November 15, 2007.

Response: SFAS 159 was effective as of January 1, 2008 but had no impact on our consolidated financial statements because we did not elect the fair value option for any financial instrument not presently being accounted for at fair value. In future filings, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2008, we will add related disclosure even if there is no material impact on our financial statements.

*              *              *

Additionally, as requested by the Staff, we acknowledge that:

•      We are responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•      We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (615) 599-2274, or our legal counsel in this regard, Marlee Mitchell at (615) 850-8943 or David Wilson at (615) 850-8586.

Sincerely,

/s/ H. Lamar Cox
H. Lamar Cox, Chief Administrative Officer

cc:	E. Marlee Mitchell, Esq.
David G. Wilson, Esq.